SUPPL

07027994

Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
November 8, 2007 at 11:50 am

AJANTA OY RAISES ITS HOLDING IN AMER SPORTS OVER 20% VIA FORWARD MARKET TRANSACTIONS

Amer Sports Corporation has received information to the effect that Ajanta Oy (business ID 0781692-6) holdings of the company exceed one fifth (1/5) of its share capital and voting rights via forward market transactions concluded on November 7, 2007, maturing on February 15, 2007. Pursuant to Securities Act, Chapter 2, Section 9, Amer Sports informs the following:

Upon the maturation of the forward market transactions, Ajanta Oy will hold Amer Sports shares as follows:

Forward market transactions on November 7, 2007
OMX forwards 87,688 contracts (8,768,800 shares)

Forward market transactions before November 7, 2007
OMX forwards 44,576 contracts (4,457,600 shares) and OTC forwards 2,835,726 contracts (2,835,726 shares)

Total holdings, after forward market transactions have matured on December 21, 2007 and February 15, will be 16,062,126 shares, 22.21% of the company's share capital and voting rights.

Amer Sports capital consists of 72,318,750 issued shares.

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

AMER SPORTS CORPORATION
Communications

Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Principal media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

dw 11/16

Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
November 8, 2007 at 11:00 am

SPORTS DIRECT DISPOSES ALL AMER SPORTS SHARES

Pursuant of the Finnish Securities Market Act (Section 2:9), Amer Sports Corporation has been notified that Sports Direct International Plc has sold its entire holding of shares in the company. The transaction occurred on November 7, 2007.

Amer Sports capital consists of 72,318,750 shares in issue.

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Principal media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

END